SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934

TCP INTERNATIONAL HOLDINGS LTD.
(Name of Issuer)

Common Shares, par value CHF 1.00 per share
(Title of Class of Securities)

H84689100
(CUSIP Number)

Laura A. Hauser, Esq.
325 Campus Drive
Aurora, Ohio 44202
Telephone: (330) 995-1330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.: H84689100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Zhaoling Yan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]
6.	Citizenship or Place of Organization

People's Republic of China
	7.	Sole Voting Power

0
Number of	8.	Shared Voting Power
Shares Beneficially
Owned by Each		6,822,632
Reporting	9.	Sole Dispositive Power
Person with
0
	10.	Shared Dispositive Power

6,822,632
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,822,632
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)

24.6%(1)
14.	Type of Reporting Person (See Instructions)

IN

(1)
Percentage based upon 27,696,288 shares outstanding as of November 24, 2014 as reported in the Definitive Proxy Statement of TCP International Holding Ltd. (the "Issuer"), as filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2014. With respect to matters upon which the Issuer’s shareholders are entitled to vote, holders of common shares of the Issuer (the "Common Shares") are each entitled to one vote per Common Share. Therefore, the Common Shares of the Issuer beneficially owned by the Reporting Persons represented 24.6% of the total voting power of the Issuer as of November 24, 2014.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

David Yan's Trust established by a deed of settlement dated June 16, 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]
6.	Citizenship or Place of Organization

British Virgin Islands
	7.	Sole Voting Power

0
Number of	8.	Shared Voting Power
Shares Beneficially
Owned by Each		6,822,632
Reporting	9.	Sole Dispositive Power
Person with
0
	10.	Shared Dispositive Power

6,822,632
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,822,632
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)

24.6%(1)
14.	Type of Reporting Person (See Instructions)

HC
(1)    Percentage based upon 27,696,288 shares outstanding as of November 24, 2014 as reported in the Issuer's Definitive Proxy Statement, as filed with the Commission on December 2, 2014. With respect to matters upon which the Issuer’s shareholders are entitled to vote, holders of Common Shares are each entitled to one vote per Common Share. Therefore, the Common Shares beneficially owned by the Reporting Persons represented 24.6% of the total voting power of the Issuer as of November 24, 2014.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Cherry Plus Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]
6.	Citizenship or Place of Organization

British Virgin Islands
	7.	Sole Voting Power

0
Number of	8.	Shared Voting Power
Shares Beneficially
Owned by Each		6,822,632
Reporting	9.	Sole Dispositive Power
Person with
0
	10.	Shared Dispositive Power

6,822,632
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,822,632
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)

24.6%(1)
14.	Type of Reporting Person (See Instructions)

CO
(1)    Percentage based upon 27,696,288 shares outstanding as of November 24, 2014 as reported in the Issuer's Definitive Proxy Statement, as filed with the Commission on December 2, 2014. With respect to matters upon which the Issuer’s shareholders are entitled to vote, holders of Common Shares are each entitled to one vote per Common Share. Therefore, the Common Shares beneficially owned by the Reporting Persons represented 24.6% of the total voting power of the Issuer as of November 24, 2014.

Item 1.	Security and Issuer.
This statement on Schedule 13D (this “Statement”) relates to the common shares, par value CHF 1.00 per share (the "Common Shares"), of TCP International Holdings Ltd, a Swiss corporation (the “Issuer”). The principal executive offices of the Issuer are located at Alte Steinhauserstrasse 1, 6330 Cham, Switzerland.

Item 2.	Identity and Background.
(a)    This Statement is being filed jointly on behalf of Zhaoling Yan, David Yan's Trust established by a deed of settlement dated June 16, 2014 (the “ Trust”) and Cherry Plus Limited (“Cherry Plus”) (collectively with Zhaoling Yan and the Trust, the “Reporting Persons”). This Statement reflects certain transactions undertaken by the Reporting Persons, including a share acquisition by Cherry Plus by means of a gift from Mr. Yan to the Trust on December 26, 2014 of 4,747,843 Common Shares, and then a transfer on December 26, 2014 of those shares from the Trust to Cherry Plus as a capital contribution without consideration (collectively, the “Share Transfers”). For more information regarding the Share Transfers, please refer to Item 3 below. Prior to Share Transfers, Cherry Plus owned 2,034,789 Common Shares. Following the Share Transfers, Cherry Plus directly and the Reporting Persons beneficially owned an aggregate of 6,822,632 Common Shares.
The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.
(b)    The business address of the Reporting Persons is c/o TCP International Holdings Ltd, 325 Campus Drive, Aurora, Ohio 44202.
(c)    Zhaoling Yan, Director, TCP International Holdings Ltd, 325 Campus Drive, Aurora, Ohio 44202.
(d) – (e) During the last five years, neither Mr. Yan, the Trust, nor Cherry Plus has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    Mr. Yan is a citizen of the People's Republic of China. The Trust and Cherry Plus were both established under the laws of the British Virgin Islands.

Item 3.	Source and Amount of Funds of Other Consideration.
Prior to December 26, 2014, Cherry Plus owned 2,034,789 Common Shares, which it acquired prior to the consummation of the Issuer’s initial public offering. On December 26, 2014, Mr. Yan transferred 4,787,843 Common Shares to the Trust as a gift, which Common Shares were transferred on December 26, 2014 by the Trust as a capital contribution without consideration to Cherry Plus.

Item 4.	Purpose of Transaction.
As indicated above, the initial Share Transfer was a gift from Mr. Yan to the Trust, and the subsequent Share Transfer was a capital contribution without consideration from the Trust to Cherry Plus.
The Common Shares are held by the Reporting Persons for investment purposes. As such, the Reporting Persons may at times discuss their investment with management or directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of Common Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, or acquire additional Common Shares, or dispose of any or all the Common Shares beneficially owned by them, in the public market or through privately negotiated transactions. The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their Common Shares of the Issuer consistent with their respective obligations under the Shareholders' Agreement (as defined below).

Item 5.	Interest in Securities of the Issuer.
(a)    As of November 24, 2014, there were 27,696,288 Common Shares outstanding. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners (pursuant to Rule 13d-3) of an aggregate of 6,822,632 Common Shares, representing approximately 24.6% of the issued and outstanding Common Shares of the Issuer.
(b)    Transactions Effected During the Past 60 Days:
The following transactions were with respect to shares owned by the Reporting Persons were effected in the past 60 days.

On December 26, 2014, Mr. Yan transferred 4,787,843 Common Shares to the Trust as a gift. On December 26, 2014, the Trust transferred 4,787,843 Common Shares to Cherry Plus as a capital contribution without consideration. These transactions were not effected in the open market.
Mr. Yan directly acquired an aggregate of 30,000 Common Shares in the open market between November 12, 2014 and November 19, 2014.
(c)    Not applicable.
(d)    Not applicable.
(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.
Shareholders Agreement
On March 21, 2012, Ellis Yan, Solomon Yan and the Lillian Yan Irrevocable Stock Trust entered into a Shareholders Agreement (the “Shareholders Agreement”), which sets forth certain various provisions relating to, among other things, the board of directors and transfer restrictions. Cherry Plus became a party to the Shareholders Agreement on June 24, 2014.
Board of Directors. The Shareholders Agreement provides that, as long as the parties to the Shareholders Agreement own a majority of the outstanding Common Shares, each of the parties will vote his or its Common Shares and take all other necessary actions to cause the board of directors to include (i) Ellis Yan (or his designee), as long as he owns one common share, (ii) Solomon Yan (or his designee), as long as he owns one common share, and (iii) such other nominees as designated by Ellis Yan. This voting obligation generally requires a vote against the removal of any director referred to above and a vote for filling any vacancy created by resignation, removal or death of a director with an individual designated by the shareholder.
Transfer Restrictions. The Shareholders Agreement places certain restrictions on the transfer of Common Shares held by the parties to that agreement. With certain limited exceptions (including transfers to a trust for the benefit of the shareholder's family), those parties cannot transfer the Common Shares they hold without first offering those Common Shares to the other parties.
The foregoing description is qualified in its entirety by the full text of the Shareholders Agreement, which is incorporated herein by reference from Exhibit 5 to this Schedule 13D.

Registration Rights Agreement
On March 21, 2012, Ellis Yan, Solomon Yan and the Lillian Yan Irrevocable Stock Trust entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which certain registration rights have been granted to the parties as holders of Common Shares that constitute registrable securities. Cherry Plus became a party to the Registration Rights Agreement on June 24, 2014.
Demand Registration. Subject to certain exceptions, after the expiration of the 180-day lock-up period, holders of registrable securities then outstanding have the right to demand that the Issuer file a registration statement covering the offer and sale of their registrable securities.
Form F-3 or S-3 Registration Rights. Subject to certain exceptions, holders of the Issuer's registrable securities then outstanding have the right to request that the Issuer file a registration statement on Form F-3 or Form S-3 or a similar form.
Piggyback Registration Rights. Subject to certain exceptions, if the Issuer proposes to register any of its common shares or other securities under the Securities Act of 1933, as amended, in connection with a public offering of those securities solely for cash, then it must offer the parties to the registration rights agreement an opportunity to include in that registration all or any part of their registrable securities. If the underwriters of any underwritten offering determine in good faith that marketing factors require a limitation on the number of shares, then the underwriters may exclude the shares to be included in the registration statement of the requesting holders of registrable securities, but the Issuer must use its reasonable best efforts to cause the underwriters to include their registrable securities.
The foregoing description is qualified in its entirety by the full text of the Registration Rights Agreement, which is incorporated herein by reference from Exhibit 6 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated January 5, 2015, by and among the Reporting Persons

Exhibit 2	Power of Attorney of Zhaoling Yan

Exhibit 3	Power of Attorney of the David Yan's Trust

Exhibit 4	Power of Attorney of Cherry Plus Limited

Exhibit 5
Shareholders Agreement among Ellis Yan, Solomon Yan, the Lillian Yan Irrevocable Stock Trust, and TCP International Holdings Ltd., dated March 21, 2012, as amended June 24, 2014 (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on August 8, 2014)

Exhibit 6
Registration Rights Agreement among Ellis Yan, Solomon Yan, the Lillian Yan Irrevocable Stock Trust, and TCP International Holdings Ltd., dated March 21, 2012, as amended June 24, 2014 (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on August 8, 2014)

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

ZHAOLING YAN
/s/ Laura A. Hauser, Attorney-in-Fact for Zhaoling Yan

DAVID YAN'S TRUST DATED 6/16/14
/s/ Laura A. Hauser, Attorney-in-Fact for David Yan's Trust established by a deed of settlement dated June 16, 2014

CHERRY PLUS LIMITED
/s/ Laura A. Hauser, Attorney-in-Fact for Cherry Plus Limited

Dated: January 5, 2015

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) and Rule 16a-3(j) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree (i) to the joint filing on behalf of each of them, or any combination thereof, of (x) one or more statements on Schedule 13D or 13G, as applicable (including any required amendments thereto), (y) one or more statements on Forms 3, 4 or 5, respectively, in each case with respect to the Common Shares of TCP International Holdings Ltd. beneficially owned by each of the undersigned and (ii) that this Agreement be included as an Exhibit to such joint filing, as may be required.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 5th day of January 2015.

SOLOMON YAN
/s/ Laura A. Hauser, Attorney-in-Fact for Solomon Yan

DAVID YAN'S TRUST DATED 6/16/14
By: Managecorp Limited, Trustee
By: /s/ AU MEI YI, Director

CHERRY PLUS LIMITED
By: Laura A. Hauser, Attorney-in-Fact for Solomon Yan, Director
/s/ Laura A. Hauser, Attorney-in-Fact for Solomon Yan

Exhibit 2

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Brian Catlett and Laura Hauser of TCP International Holdings Ltd. (the Company), or any of them signing singly, and with full power of substitution, the undersigned's true and lawful attorney-in-fact to:

(1) prepare, execute in the undersigned's name and on the undersigned's behalf, and submit to the United States Securities and Exchange Commission (the SEC) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Section 16(a) of the Securities Exchange Act of 1934 (the Exchange Act) or any rule or regulation of the SEC;

(2) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of the Company, Forms 3, 4, and 5 in accordance with Section 16(a) of the Exchange Act and the rules promulgated thereunder;

(3) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file any such form with the SEC and any stock exchange or similar authority;

(4) execute for and on behalf of the undersigned, in the undersigned's capacity as a shareholder of the Company, Schedule 13D, Schedule 13G and any amendments to either of such schedules, in accordance with Section 13 of the Exchange Act and the rules promulgated thereunder;

(5) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D and Schedule 13G, complete and execute any amendment or amendments thereto, and timely file any such form with the SEC and any stock exchange or similar authority; and

(6) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Exchange Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 and/or Schedule 13D or Schedule 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 19th day of June, 2014.

/s/ Zhaoling Yan
Zhaoling Yan

Exhibit 3

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Brian Catlett and Laura Hauser of TCP International Holdings Ltd. (the Company), or any of them signing singly, and with full power of substitution, the undersigned's true and lawful attorney-in-fact to:

(1) prepare, execute in the undersigned's name and on the undersigned's behalf, and submit to the United States Securities and Exchange Commission (the SEC) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Section 16(a) of the Securities Exchange Act of 1934 (the Exchange Act) or any rule or regulation of the SEC;

(2) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of the Company, Forms 3, 4, and 5 in accordance with Section 16(a) of the Exchange Act and the rules promulgated thereunder;

(3) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file any such form with the SEC and any stock exchange or similar authority;

(4) execute for and on behalf of the undersigned, in the undersigned's capacity as a shareholder of the Company, Schedule 13D, Schedule 13G and any amendments to either of such schedules, in accordance with Section 13 of the Exchange Act and the rules promulgated thereunder;

(5) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D and Schedule 13G, complete and execute any amendment or amendments thereto, and timely file any such form with the SEC and any stock exchange or similar authority; and

(6) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Exchange Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 and/or Schedule 13D or Schedule 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 30th day of December, 2014.

/s/ AU MEI YI
Au Mei Yi, Authorized Signer, Director of MANAGECORP LIMITED, Sole Trustee of David Yan's Trust established by a deed of settlement dated June 16, 2014

Exhibit 4

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Brian Catlett and Laura Hauser of TCP International Holdings Ltd. (the Company), or any of them signing singly, and with full power of substitution, the undersigned's true and lawful attorney-in-fact to:

(1) prepare, execute in the undersigned's name and on the undersigned's behalf, and submit to the United States Securities and Exchange Commission (the SEC) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Section 16(a) of the Securities Exchange Act of 1934 (the Exchange Act) or any rule or regulation of the SEC;

(2) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of the Company, Forms 3, 4, and 5 in accordance with Section 16(a) of the Exchange Act and the rules promulgated thereunder;

(3) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file any such form with the SEC and any stock exchange or similar authority;

(4) execute for and on behalf of the undersigned, in the undersigned's capacity as a shareholder of the Company, Schedule 13D, Schedule 13G and any amendments to either of such schedules, in accordance with Section 13 of the Exchange Act and the rules promulgated thereunder;

(5) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D and Schedule 13G, complete and execute any amendment or amendments thereto, and timely file any such form with the SEC and any stock exchange or similar authority; and

(6) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Exchange Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 and/or Schedule 13D or Schedule 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 21st day of June, 2014.

/s/ Zhaoling Yan, Sole Director
Zhaoling Yan